FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-1711

RECEIVED
2004 SEP 28 P 1:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

04045137

Fosters Brewing Group

SUPPL

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

PROCESSED
SEP 29 2004
THOMSON FINANCIAL

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

dlw 9/28

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	25,123,008	650,000
4	Total consideration paid or payable for the shares	115,049,279	3,059,816

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.72 lowest price paid: 4.68 highest price allowed under rule 7.33: 4.97

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	174,226,992

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 28/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 SEP 28 P 1:47
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,773,008	350,000
4	Total consideration paid or payable for the shares	113,397,629	1,651,650

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.74 lowest price paid: 4.71 highest price allowed under rule 7.33: 4.97

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	174,876,992

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 27/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On market
2	Date Appendix 3C was given to ASX	22-Dec-03

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,748,994	24,014
4	Total consideration paid or payable for the shares	113,284,283	113,346

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.72 lowest price paid: 4.72 highest price allowed under rule 7.33: 4.96

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	175,226,992

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 24/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 4

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

23 September, 2004

Foster's Group Announces Tender Offers

Foster's (FBG Finance Limited and FBG Treasury (Aust) Limited) will today announce tender offers for all of its outstanding 15/11/05 6.75% US$200 million notes and up to €120 million of its 17/03/05 5.75% €300 million notes.

Attachments A and B to this announcement, to be released to the market in New York and London, contain pricing information and details on how to participate in these tender offers. All references to dollars in this announcement are US dollars.

These tender offers relate to a planned restructuring of a portion of Foster's debt and interest rate portfolio, advised as part of the Foster's Group's full year results announcement dated 27 August 2004.

Further disclosures on these matters, as well as implications for Foster's interest expense and debt maturity profile, will be made at the appropriate time.

Further information:

Media:
Lisa Keenan
Tel: +613 9633 2265
Mob: 0409 150 771

Investors:
Robert Porter
Tel: +613 9633 2560
Mob: 0407 391 829

Attachment A: FBG Finance Limited Commences Tender Offer

Foster's Group Limited (Foster's) today announced that its wholly owned subsidiary FBG Finance Limited has commenced an offer to purchase any and all of its 6¾% Notes due 2005, of which US$200,000,000 aggregate principal amount is outstanding.

The price to be paid for each US$1,000 principal amount of 6¾% Notes accepted for purchase in the tender offer will be the price resulting from a yield to the maturity date equal to the sum of (i) the yield on the reference U.S. Treasury Note (listed in the table below), as calculated in accordance with standard market practice, based on the bid price for that U.S. Treasury Note displayed on Bloomberg Government Pricing Monitor Page PX4 at the time of tender, and (ii) a fixed spread of 20 basis points, such price being rounded to the nearest cent, together with accrued interest from the last regular payment of semiannual interest to, but excluding, the date of payment.

Principal Amount Outstanding	Title of Securities	CUSIP Number	Fixed Spread (in basis points)	UST Reference Security
US$200,000,000	6¾% Notes due November 15, 2005	30239X-AA-5	20	5.750% Notes due November 15, 2005

Citigroup Global Markets Inc. will repurchase 6¾% Notes between 9:00 a.m. and 5:00 p.m., New York City time, on New York Stock Exchange trading days during the term of the tender offer. The tender offer is scheduled to expire at 11:59 p.m., New York City time, on September 29, 2004, unless extended. The tender offer is not conditioned upon a minimum principal amount of 6¾% Notes being tendered.

Foster's has retained Citigroup Global Markets Inc. to serve as Dealer Manager for the tender offer and Global Bondholder Services Corporation to serve as the information agent for the tender offer. Requests for documents may be directed to Global Bondholder Services Corporation by telephone at 866-873-6300 or 212-430-3774 or in writing at 65 Broadway – Suite 74, New York, New York 10006. Questions regarding the tender offer may be directed to Citigroup Global Markets Inc. at 800-558-3745.

This release is not an offer to purchase or a solicitation of an offer to sell any securities, which is being made only pursuant to the Offer to Purchase dated September 23, 2004. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of FBG Finance Limited by Citigroup Global Markets Inc. or one or more registered brokers or dealers under the laws of that jurisdiction.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Foster's believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that its goals will be achieved. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While Foster's makes these forward-looking statements in good faith, Foster's cannot guarantee that the anticipated future results will be achieved. Foster's undertakes no obligation to update any forward-looking statements in this release whether as a result of new information or future events.

Attachment B: FBG Treasury (Aust.) Limited Commences Tender Offer

Foster's Group Limited (Foster's) today announced that its wholly owned subsidiary FBG Treasury (Aust.) Limited has commenced an offer to purchase up to €120,000,000 aggregate principal amount of its 5.75% Notes due 2005 originally issued by FBG Treasury (Europe) B.V., of which €300,000,000 aggregate principal amount is outstanding.

The price to be paid for each €1,000 principal amount of 5.75% Notes accepted for purchase in the tender offer will be the price resulting from a yield to the maturity date equal to the sum of (i) the mid yield to maturity of the Bundesschatzanweisungen 2.50% due 18 March 2005 and (ii) a repurchase spread of 10 basis points.

The tender offer is scheduled to expire at 5:00 p.m., Central European Time, on 30 September 2004, unless extended. Pricing is expected to occur one business day after the expiration of the tender offer, and settlement of the tender offer is expected to occur on the third business day following the date of pricing. The tender offer is not conditioned upon a minimum principal amount of 5.75% Notes being tendered.

To accept an offer, noteholders must place an electronic order (Electronic Order). To offer to sell notes by Electronic Order, a noteholder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, Euclid server or Cedcom instruction (each, an Electronic Acceptance Instruction) to authorize the offering to sell of 5.75% Notes and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be, or (ii) request such noteholder's broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Acceptance Instruction to authorize the offering to sell of 5.75% Notes and the blocking of the relevant accounts in Euroclear or Clearstream for such noteholder. Noteholders whose 5.75% Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to offer to sell their 5.75% Notes for purchase by FBG Treasury (Aust.) Limited.

If, by the expiration of the tender offer, FBG Treasury (Aust.) Limited has received offers to sell representing an aggregate principal amount of 5.75% Notes in excess of the aggregate principal amount that FBG Treasury (Aust.) Limited elects to purchase, FBG Treasury (Aust.) Limited shall accept a reduced portion of such offers to sell on a *pro rata* basis. Any such *pro rata* allocation will be calculated by multiplying each Electronic Order by a factor equal to the aggregate principal amount of 5.75% Notes that FBG Treasury (Aust.) Limited elects to purchase divided by the aggregate principal amount of 5.75% Notes offered for sale by noteholders. Each offer to sell reduced in this manner will be rounded down to the nearest denomination which shall be €1,000.

Foster's has retained Citigroup Global Markets Limited to serve as Dealer Manager for the tender offer and Global Bondholder Services Corporation to serve as the repurchase agent and information agent for the tender offer. Questions regarding the tender offer may be directed to Citigroup Global Markets Limited at +44 207 986 8969.

This release is not an offer to purchase or a solicitation of an offer to sell any securities, which is being made only pursuant to the Announcement dated 23 September 2004. In any jurisdiction where the laws require the tender offer to be made by a licensed broker or dealer, the tender offer will be deemed to be made on behalf of FBG Treasury (Aust.) Limited by Citigroup Global Markets Limited or one or more registered brokers or dealers under the laws of such jurisdiction.

The tender offer will not be available to noteholders who are residents of the United States or Italy.

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Foster's believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that its goals will be achieved. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this release. While Foster's makes these forward-looking statements in good faith, Foster's cannot guarantee that the anticipated future results will be achieved. Foster's undertakes no obligation to update any forward-looking statements in this release whether as a result of new information or future events.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,582,840	52,500
4	Total consideration paid or payable for the shares	112,503,359	246,750

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.75 date: 28/6/2004 lowest price paid: $4.33 date: 6/4/2004	highest price paid: $4.70 lowest price paid: $4.70 highest price allowed under rule 7.33: $4.93

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	175,364,660

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 21/9/2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	**49 007 620 886**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22-Dec-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,635,340	113,654
4	Total consideration paid or payable for the shares	112,750,109	534,174

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: 4.75 date: 28/6/2004 lowest price paid: 4.33 date: 6/4/2004	highest price paid: 4.70 lowest price paid: 4.70 highest price allowed under rule 7.33: 4.94

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	175,251,006

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 22 Sept 2004
Robert Dudfield – Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 3

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**22/12/2003**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	24,332,840	250,000
4	Total consideration paid or payable for the shares	$111,336,859	$1,166,500

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	Highest price paid: $4.75 Date: 28 Jun 2004 Lowest price paid: $4.33 Date: 06 Apr 2004	Highest price paid: $4.68 Lowest price paid: $4.67 Highest price allowed under rule 7.33: $4.91

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	175,417,160

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17-Sep-04
Robert Dudfield - Assistant Company Secretary

Print name: ....

== == == == ==

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

RECEIVED
2004 SEP 28 P 2:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FOSTER'S GROUP
Inspiring Global Enjoyment

ASX RELEASE

PLEASE DELIVER URGENTLY

The following release was made to the Australian Stock Exchange Limited today.

TOTAL PAGES: 2

If you would prefer to receive this notification by email please reply to *jane.dowsey@fostersgroup.com*

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S GROUP

Inspiring Global Enjoyment

16 September, 2004

2004 ANNUAL REPORT

The following documents have today been electronically lodged with the Australian Stock Exchange:

- Concise Annual Report
- Financial Annual Report
- Notice of Meeting
- Canadian GAAP Statement

To view the documents please visit the Australian Stock Exchange website at www.asx.com.au Go to Company Announcements, Code FGL:

Foster's Group Limited